[ADMA LETTERHEAD]

June 15, 2012

VIA EDGAR

Mr. Justin Dobbie Mr. John Dana Brown United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	ADMA Biologics, Inc. Amendment No. 2 to Form 8-K Filed April 24, 2012 File No. 000-52120

Dear Messrs. Dobbie and Brown:

By letter dated May 9, 2012, you provided comments on the above-referenced filing of ADMA Biologics, Inc. (the “Company”).  As discussed between Mr. Brown and Roland Chase, of our counsel SNR Denton US LLP, the Company currently expects to submit its response letter via EDGAR, along with an amendment to the above-referenced filing, on or before June 22, 2012.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (201) 478-5552 or Jeffrey Baumel or Roland Chase at SNR Denton US LLP at (973) 912-7100.

Sincerely,

/s/ Brian Lenz

Brian Lenz
Chief Financial Officer

Cc:	Adam S. Grossman President and Chief Executive Officer